UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                        October
21, 2020


Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

        Re:      TESSCO Technologies Incorporated
                 Definitive Additional Materials filed under cover of Schedule
14A
                 Filed on October 19, 2020 by Robert B. Barnhill, Jr., et al. File No. 001-33938

Dear Mr. Smith,

        We have reviewed the above-captioned filing and have the following comments:

1. Please provide support for the following statements:

                   REMOVE VALUE DESTRUCTIVE TESSCO BOARD MEMBERS    (emphasis
              added)

                   [T]his will be the first and most critical step toward stopping further value
              destruction . . . .    (emphasis added)

                   Should the Board continue to turn a blind eye to shareholder concerns, several critical operational issues will go unremedied, ultimately leading to further value
              destruction.    (emphasis added)

                   [T]he Board patted itself on the back for capital allocation decisions that were
              obviously value destructive.    (emphasis added)

    For example, with respect to the last bullet, the surrounding disclosures indicate that the
    Company has pursued revenue growth in the Public Carriers segment relative to its other revenue segments. However, it is not clear based on such disclosures that the value of the
    Company has declined or that any such decline resulted from the Board   s
capital allocation
    decisions. To the extent you are unable to provide adequate support for the above statements, please revise these disclosures and refrain from including such statements in future soliciting materials.
 Eric R. Smith, Esq.
c/o Robert B. Barnhill, Jr.
October 21, 2020
Page | 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Valian A.
Afshar

                                                            Valian A. Afshar
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions

cc:    Gabriel M. Steele, Esq.